Exhibit 21

LIST OF SUBSIDIARIES OF

HARBORONE BANCORP, INC.

Subsidiaries of the Company	State of Incorporation or Organization
HarborOne Bank	MA
HarborOne Mortgage, LLC	MA
HarborOne Security Corporation, LLC	MA
Oak Street Security Corporation, LLC	MA
Rhode Island Passive Investment Corp.	RI
Legion Parkway Company LLC	MA